SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated September 26, 2024

Brancous LP1

September 26, 2024

Suspicious Delays, Ashford’s Control, and Shareholder Interests

Fellow Shareholders,

We are writing to express our serious concerns regarding the recent actions of the board and the troubling direction Braemar Hotels & Resorts appears to be heading. The delay of the shareholders meeting to December 17th seems to be more than just a scheduling decision—it looks like a calculated effort to weaken our push for meaningful change and to pave the way for deals that serve insiders, not shareholders.

Over recent months, shareholders have proposed sensible changes that we fully support. These include:

•Ending the management agreement between Braemar and Ashford, transitioning Braemar into a self-managed REIT, consistent with other listed lodging REITs.

•Renegotiating the termination fee with Ashford to a more reasonable amount, potentially payable in newly issued Braemar shares rather than cash, thus aligning Ashford’s interests with those of the shareholders.

•Appointing new, truly independent members to the Braemar Board who will act in the best interests of all shareholders.

These proposals would, in theory, benefit Braemar and its shareholders. However, given the way Monty Bennett operates, we fear these ideas could be manipulated to favor Ashford and insiders. If the board chooses to follow any of these paths, we must ensure that they do so in a way that maximizes shareholder value and doesn’t simply give Ashford more control or dilute shareholder stakes.

We are especially suspicious of the voting agreement that Monty Bennett has secured with Blackwells. Under this agreement, Blackwells is required to vote in favor of whatever the board proposes and even assist in soliciting votes from other shareholders. Given the nature of this arrangement, we are deeply concerned that Monty could push forward these shareholder-driven proposals but twist them in his favor, resulting in dilution or insider enrichment.

Is it not bribery when Blackwells’ legal fees are covered by the company, and they are given a loan at interest rates lower than what the company borrows at, all in exchange for voting with the board? With Blackwells obligated to back whatever the board puts forth, it is

Brancous LP1

clear that any proposal Monty Bennett champions could be pushed through, even if it harms shareholders. This is why we are suspicious of what’s happening behind closed doors.

We need to be cautious, especially if the board is considering issuing new shares to Ashford as part of a termination fee payment. Issuing shares at the current depressed prices would be highly dilutive and would hand a large portion of the company to Ashford, devaluing the stakes of existing shareholders. There is significant interest in Braemar’s assets, and shareholders deserve to know all strategic options, not just those that benefit Ashford and Monty Bennett.

We cannot allow these decisions to be made in the shadows. The timing of the delayed meeting, the standstill agreements being offered to silence dissent, and the questionable deal with Blackwells all raise serious concerns about what might be going on behind closed doors.

Let’s not forget, these are the same independent directors who approved the management agreement with Ashford back in 2018, an agreement that has burdened shareholders with excessive fees and locked Braemar under Ashford’s control. This is the board that has repeatedly defended Monty Bennett’s interests, often at the expense of shareholders.

As we approach the December 17th vote, we strongly encourage all shareholders to vote against the current board. We cannot allow the continued mismanagement of Braemar to erode our investments. The future of this company depends on shareholder action.

We are always open to discussing our views with any fellow shareholders who would like to share their thoughts or concerns.

Sincerely,

Alejandro Malbran
Managing Partner
Brancous LP1

amalbran@brancous.com

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